EXHIBIT 99.125

UNDERTAKING

TO:	Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Office of the Superintendent of Securities, Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, the Northwest Territories
Office of the Superintendent of Securities, Nunavut
Office of the Superintendent of Securities, Yukon
(the “Securities Regulators”)

RE:	High Tide Inc. (the “Issuer”),
Final Short Form Prospectus dated February 16, 2021 (the “Prospectus”)

The Issuer hereby undertakes to the Securities Regulators that it will file the warrant indenture entered into with respect to the warrants to be issued pursuant to the above-noted Prospectus promptly upon becoming effective and, in any event, no later than seven days after the execution of such warrant indenture.

DATED as of February 16, 2021.

Yours truly,

HIGH TIDE INC.

“Harkirat Grover”

Per:	Harkirat (Raj) Grover
Chief Executive Officer